UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to
Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. 1)

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53634X100

(CUSIP Number)

David C. Roos, Esq.

Moye White LLP

1400 Sixteenth Street, 6th Floor

Denver, CO 80202

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Barney D. Visser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 52,870,307

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 52,870,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Furniture Row, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 52,870,307

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 52,870,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Norden, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,870,307

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,870,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Visser Precision Cast, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 45,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 45,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No: 53634X100	13D

Item 1.	Security and Issuer

This Amendment No. 1 amends the Schedule 13D originally filed on August 25, 2010 with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of LiquidMetal Technologies, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 30452 Esperanza, Rancho Santa Margarita, California 92688.

Item 2.	Identity and Background

The persons filing this statement are Barney D. Visser, a resident of Colorado, Furniture Row, LLC, a Colorado limited liability company (“Furniture Row”), Norden, LLC, a Colorado limited liability company (“Norden”), and Visser Precision Cast, LLC, a Colorado limited liability company (“VPC”).  Mr. Visser is the controlling member of Furniture Row, which is the sole owner of both Norden and VPC.  The address and principal office of each of the filing persons is 5641 North Broadway, Denver, CO 80216.  Mr. Visser is a United States citizen and his principal occupation is serving as the CEO of Furniture Row and its affiliates.  Furniture Row is principally in the retail furniture business.  Norden’s principal business is making private investments.  VPC’s principal business is manufacturing.

During the last five years, neither Mr. Visser, Furniture Row, Norden nor VPC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the company being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Norden acquired 7,870,307 shares of Common Stock for $0.26 per share pursuant to a subscription agreement with the Issuer using Norden’s working capital on August 16, 2010.  Norden did not acquire the Common Stock beneficially owned by it using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

On June 1, 2012, VPC acquired 20,000,000 shares of Common Stock for $0.10 per share and a currently exercisable Warrant for $100 to purchase 11,250,000 shares of Common Stock at an exercise price of $0.22 per share (subject to certain anti-dilution adjustments).  The Common Stock and Warrant were acquired pursuant to the Subscription Agreement described below in Item 4.  The purchase price paid for the Common Stock and Warrant consisted of (i) cash provided by VPC’s working capital in the amount of $735,898.63, (ii) cancellation of principal and accrued interest due under promissory notes payable by the Issuer to VPC dated January 17, 2012 in the principal amount of $200,000, February 27, 2012 in the principal amount of $200,000, March 28, 2012 in the principal amount of $350,000 and April 25, 2012 in the principal amount of $300,000 and (iii) cancellation of $196,700 which was owed by the Issuer to VPC under outstanding manufacturing invoices.

Also on June 1, 2012, VPC agreed, subject to certain terms and conditions, to purchase the shares of Common Stock and Warrant described in paragraph 4(i) below.

Item 4.	Purpose of Transaction
The Reporting Persons have acquired the shares of Common Stock and Warrants beneficially owned by them for investment purposes.

CUSIP No: 53634X100	13D

On June 1, 2012, VPC entered into a Subscription Agreement with the Issuer.  Pursuant to the Subscription Agreement, VPC acquired from the Issuer the shares of Common Stock and Warrant described in Item 3 above.  Also pursuant to the Subscription Agreement:

(i)  VPC agreed, subject to certain conditions, to purchase on June 28, 2012, 10,000,000 shares of Common Stock at a price of $.10 per share and a Warrant for $100 to purchase 3,750,000 shares of Common Stock at an exercise price of $.22 per share (subject to certain anti-dilution adjustments); and

(ii)  The Issuer executed and delivered a 6% Senior Secured Convertible Note to VPC (the “Note”).  Subject to certain conditions, the Issuer may request a $1,000,000 advance under the Note on September 15, 2012 and an additional $1,000,000 advance under the Note on November 15, 2012.  VPC will have the right to convert amounts outstanding under the Note into shares of the Issuer’s Common Stock at a price of $.22 per share (subject to certain anti-dilution adjustments).  The Note is secured by a lien on certain assets of the Issuer in accordance with the terms and conditions of a Security Agreement between the Issuer and VPC dated June 1, 2012.

VPC has agreed that it will not transfer the shares of Common Stock it has acquired or will acquire under the Subscription Agreement, upon exercise of the Warrants, or upon conversion of amounts due under the Note until December 31, 2016; provided that VPC may transfer such securities to certain permitted transferees.  The Issuer and VPC have entered into a Registration Rights Agreement pursuant to which VPC may, under certain circumstances, require that the Issuer register shares of Common Stock that are owned or may be acquired by VPC under the Securities Act of 1933, as amended (the “Act”).  Shares of Common Stock that are registered under the Act may not be sold until December 31, 2016.

Contemporaneously with the execution of the Subscription Agreement, VPC and the Issuer entered into certain manufacturing and sublicense arrangements pursuant to a Master Transaction Agreement, Manufacturing Services Agreement and Sublicense Agreement, each of which is dated June 1, 2012.  Pursuant to these agreements, the Issuer granted a nonexclusive license to VPC covering certain technology and VPC agreed to provide certain manufacturing services to the Issuer.

Except as expressly disclosed herein, the Reporting Persons have no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Norden is the direct beneficial owner of 7,870,370 shares of Common Stock.  Mr. Visser and Furniture Row have an indirect beneficial ownership of such securities based on their control of Norden.

VPC is the direct beneficial owner of 20,000,000 shares of Common Stock and the Warrants to purchase 11,250,000 shares of Common Stock which are described in Item 4 above.  VPC is also deemed to be the direct beneficial owner of the 10,000,000 shares of Common Stock and the Warrant to purchase 3,750,000 shares of Common Stock that may be issued on June 28, 2012.  Mr. Visser and Furniture Row have an indirect beneficial ownership of such securities based on their control of VPC.

Mr. Visser, Furniture Row, Norden, and VPC are not part of a group and together they have the sole power to vote and dispose of the securities owned by them.

Except as described herein, neither Norden, VPC, Furniture Row nor Mr. Visser has effected any other transactions in the Issuer’s common stock during the last 60 days.

CUSIP No: 53634X100	13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
The reporting persons’ Joint Filing Agreement is filed as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2012
(Date)
BARNEY D. VISSER

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Power of Attorney

FURNITURE ROW, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

NORDEN, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D relating to the Common Stock of Liquidmetal Technologies, Inc. shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 7, 2012.

BARNEY D. VISSER

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Attorney-in-Fact Pursuant to Power of Attorney

FURNITURE ROW, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

NORDEN, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President